Exhibit 99.1

GLOSSARY OF REFERENCED TERMS AND ACCOUNTING STANDARDS

ABO	Accumulated benefit obligation
AGLC	Atlanta Gas Light Company
AGL Capital	AGL Capital Corporation
AGL Networks	AGL Networks, LLC
AGL Resources	AGL Resources Inc. and its subsidiaries
AGSC	AGL Services Company
AMR	Automated meter reading
BP	Basis point
Calendar 2002	The 12 months ended December 31, 2002
Calendar 2001	The 12 months ended December 31, 2001
Calendar 2000	The 12 months ended December 31, 2000
Calendar 1999	The 12 months ended December 31, 1999
Calendar 1998	The 12 months ended December 31, 1998
CGC	Chattanooga Gas Company
Core earnings	A non-GAAP measure of net income excluding significant gains or losses on the sale or disposal of assets and/or subsidiaries, identified in this report; as an indicator of AGL Resources' operating performance or liquidity, core earnings should not be considered an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP
Corporate	Nonoperating segment, which includes AGSC and AGL Capital
Credit Facility	Credit agreements supporting AGL Resources' commercial paper program
Distribution Operations	Segment that includes AGLC, VNG and CGC
EBIT	A non-GAAP measure of Earnings Before Interest and Taxes - includes other income; as an indicator of AGL Resources' operating performance or liquidity, EBIT should not be considered an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP
EITF	Emerging Issues Task Force
Energy investments	Segment that includes AGL Resources' investment in SouthStar, its investment in US Propane (and its investment in Heritage), AGL Networks and certain other companies
ERC	Environmental response cost
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
Fiscal 2001	The 12 months ended September 30, 2001
Fiscal 2000	The 12 months ended September 30, 2000
Fiscal 1999	The 12 months ended September 30, 1999
Fiscal 1998	The 12 months ended September 30, 1998
GAAP	Accounting principles generally accepted in the United States of America
GPSC	Georgia Public Service Commission
Heritage	Heritage Propane Partners, L.P.
LIBOR	London Interbank Offered Rate
Marketers	GPSC-certificated marketers selling retail natural gas in Georgia
MGP	Manufactured gas plants
OCI	Other comprehensive income
PBR	Performance-based regulation plan
PGA	Purchased gas adjustment
Propane transaction	Series of transactions during the fourth quarter of fiscal 2000 involving AGL Resources' propane operations
PRP	Pipeline replacement program
PUHCA	Public Utility Holding Company Act of 1935, as amended
RMC	Management's Risk Management Committee
SEC	Securities and Exchange Commission
Sequent	Sequent Energy Management, LP
SFAS	Statement of Financial Accounting Standards
SFV	Straight fixed variable rate design, which spreads AGLC's delivery service revenue evenly

	throughout the year
SouthStar	SouthStar Energy Services, LLC
TRA	Tennessee Regulatory Authority
Transition period	The three months ended December 31, 2001
USF	Universal Service Fund
US Propane	US Propane LLC
Utilipro	Utilipro Inc, a former customer care subsidiary which was sold in the second quarter of fiscal 2001
VaR	Value at risk
VNG	Virginia Natural Gas, Inc.
VSCC	Virginia State Corporation Commission
Wholesale services	Segment that consists of Sequent
WNA	Weather normalization adjustment

APB 25	Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees"
ARB 51	Accounting Research Bulletin No. 51 "Consolidated Financial Statements"
EITF 98-10	EITF Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities"
EITF 99-2	EITF Issue No. 99-2 "Accounting for Weather Derivatives"
EITF 99-19	EITF Issue No. 99-19 "Reporting Revenue Gross as a Principle versus Net as an Agent"
EITF 00-17	EITF Issue No. 00-17 "Measuring the Fair Value of Energy Related Contracts in Applying Issue No. 98-10"
EITF 02-03	EITF Issue No. 02-03 "Accounting for Contracts Involved in Energy Trading and Risk Management Activities"
FASB Interpretation 45	FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"
FASB Interpretation 46	FASB Interpretation No. 46 "Consolidation of Variable Interest Entities"
SFAS 5	SFAS No. 5 "Accounting for Contingencies"
SFAS 71	SFAS No. 71 "Accounting for the Effects of Certain Types of Regulation"
SFAS 87	SFAS No. 87 "Employer's Accounting for Pensions
SFAS 109	SFAS No. 109 "Accounting for Income Taxes"
SFAS 123	SFAS No. 123 "Accounting for Stock-Based Compensation"
SFAS 133	SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities"
SFAS 138	SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities"
SFAS 141	SFAS No. 141 "Business Combinations"
SFAS 142	SFAS No. 142 "Goodwill and Other Intangible Assets"
SFAS 143	SFAS No. 143 "Accounting for Asset Retirement Obligations"
SFAS 144	SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets"
SFAS 148	SFAS No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure"

Selected Financial Data

Dollars and shares in millions, except per share amounts	Calendar 2002	Transition Period	Fiscal 2001	Fiscal 2000	Fiscal 1999	Fiscal 1998
Income statement and earnings reinvested data						
Operating revenues	**$868.9**	$201.0	$940.9	$607.4	$1,070.7	$1,340.1
Cost of sales	**268.2**	49.1	327.3	111.9	544.7	796.0
Operating margin	**600.7**	151.9	613.6	495.5	526.0	544.1
Operating expenses						
Operation and maintenance	**274.1**	68.1	267.2	247.8	268.2	278.0
Depreciation and amortization	**89.1**	23.2	100.0	83.2	78.8	71.1
Taxes other than income taxes	**29.3**	6.0	32.8	26.7	24.4	27.4
Total operating expenses	**392.5**	97.3	400.0	357.7	371.4	376.5
Operating income	**208.2**	54.6	213.6	137.8	154.6	167.6
Other income	**38.8**	7.7	22.6	28.2	18.0	12.9
EBIT	**247.0**	62.3	236.2	166.0	172.6	180.5
Interest expense and preferred stock dividends	**86.0**	23.8	97.4	57.7	59.1	61.1
Earnings before income taxes	**161.0**	38.5	138.8	108.3	113.5	119.4
Income taxes	**58.0**	13.6	49.9	37.2	39.1	38.8
Net income	**103.0**	24.9	88.9	71.1	74.4	80.6
Common dividends paid	**60.5**	14.9	58.6	59.8	62.1	61.5
Other	**0.1**	0.2	0.5	0.2	0.1	-
Earnings reinvested	**$42.4**	$9.8	$29.8	$11.1	$12.2	$19.1
Net income	**$103.0**	$24.9	$88.9	$71.1	$74.4	$80.6
Gain on sale of Utilipro	**-**	-	(7.1)	-	-	-
Gain on propane transaction	**-**	-	-	(10.7)	-	-
Corporate reorganization	**-**	-	-	6.2	-	-
Marketer billing issues	**-**	-	-	2.0		
Gain on sale of joint venture interest	**-**	-	-	-	(22.3)	-
Write-down on impaired assets	**-**	-	-	-	-	8.5
Core earnings	**$103.0**	$24.9	$81.8	$68.6	$52.1	$89.1
Common stock data						
Weighted average shares outstanding-basic	**56.1**	55.3	54.5	55.2	57.4	57.0
Weighted average shares outstanding-diluted	**56.6**	55.6	54.9	55.2	57.4	57.1
Earnings per share-basic	**$1.84**	$0.45	$1.63	$1.29	$1.30	$1.41
Earnings per share-diluted	**$1.82**	$0.45	$1.62	$1.29	$1.29	$1.41
Earnings per share-core	**$1.84**	$0.45	$1.50	$1.24	$0.91	$1.56
Dividends per share	**$1.08**	$0.27	$1.08	$1.08	$1.08	$1.08
Dividend payout ratio	**58.7%**	60.0%	66.3%	83.7%	83.1%	76.6%
Book value per share (1)	**$12.54**	$12.41	$12.20	$11.49	$11.58	$11.42
Market value per share (2)	**$24.30**	$23.02	$19.97	$20.08	$16.25	$19.37
Balance sheet data (1)						
Total assets	**$3,742.0**	$3,454.3	$3,368.1	$2,587.9	$2,587.6	$2,645.7
Long-term liabilities	**$701.9**	$670.6	$710.8	$768.3	$806.5	$800.4
Capitalization						
Long-term debt (excluding current portion)	**767.0**	797.0	845.0	590.0	610.0	660.0
Subsidiaries' obligated mandatorily redeemable preferred securities	**227.2**	218.0	219.9	74.3	74.3	74.3
Common shareholders' equity	**710.1**	690.1	671.4	620.9	661.5	654.1
Total capitalization	**$1,704.3**	$1,705.1	$1,736.3	$1,285.2	$1,345.8	$1,388.4
Financial ratios (1)						
Capitalization						
Long-term debt	**45.0%**	46.7%	48.7%	45.9%	45.3%	47.5%
Subsidiaries' obligated mandatorily redeemable preferred securities	**13.3%**	12.8%	12.6%	5.8%	5.5%	5.4%
Common shareholders' equity	**41.7%**	40.5%	38.7%	48.3%	49.2%	47.1%
Total	**100.0%**	100.0%	100.0%	100.0%	100.0%	100.0%
Return on average common shareholders' equity	**14.9%**	14.6%	13.8%	11.1%	11.3%	12.6%

(1) As of December 31, 2002 and September 30, 2001 through 1998, respectively
(2) December 31, 2002 and September 30, 2001 through 1998 closing market prices, respectively

Management's Discussion and Analysis

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

AGL Resources' reports, filings and other public announcements often include statements reflecting assumptions, expectations, projections, intentions or beliefs about future events. These statements, which may relate to such matters as future earnings, growth, supply and demand, costs, subsidiary performance, new technologies and strategic initiatives, are "forward-looking statements" within the meaning of the federal securities laws. These statements do not relate strictly to historical or current facts, and you can identify certain of these statements, but not necessarily all, by the use of the words "anticipate," "assume," "indicate," "estimate," "believe," "predict," "forecast," "rely," "expect," "continue," "grow" and other words of similar meaning. Although AGL Resources believes that the expectations and assumptions reflected in these statements are reasonable in view of the information currently available, there can be no assurance that these expectations will prove to be correct. These forward-looking statements involve a number of risks and uncertainties. Actual results may differ materially from the results discussed in the forward-looking statements. In addition to the risks discussed herein and in AGL Resources' periodic reports, the following are among the important factors that could cause actual results to differ materially from the forward looking statements:

- changes in industrial, commercial and residential growth in the service territories of AGL Resources
- changes in price, supply and demand for natural gas and related products
- impact of changes in state and federal legislation and regulation, including orders of various state public service commissions and the FERC on the gas and electric industries and on AGL Resources, including AGLC's PBR plan
- the ultimate impact of the Sarbanes-Oxley Act of 2002 and any future changes in accounting regulations or practices in general with respect to public companies, the energy industry or in AGL Resources' operations specifically
- the enactment of new accounting standards by the FASB or the SEC that could impact the way AGL Resources records revenues, assets and liabilities, which could lead to impacts on reported earnings or increases in liabilities, which in turn could affect AGL Resources' reported results of operations
- market changes due to Georgia's Natural Gas Consumers' Relief Act of 2002
- effects and uncertainties of deregulation and competition, particularly in markets where prices and providers historically have been regulated, unknown issues following deregulation such as the stability of Marketers and unknown risks related to nonregulated businesses, including risks related to energy marketing and risk management
- concentration of credit risk in Marketers
- excess high-speed network capacity, and demand for dark fiber in metro network areas
- market acceptance of new technologies and products, as well as the adoption of new networking standards
- ability to negotiate new fiber optic contracts with telecommunications providers for the provision of AGL Networks' dark fiber services
- utility and energy industry consolidation
- performance of equity and bond markets and the impact on pension funding costs
- impact of acquisitions and divestitures
- direct or indirect effects on AGL Resources' business, financial condition or liquidity resulting from a change in its credit rating or the credit rating of its counterparties or competitors
- interest rate fluctuations, financial market conditions and general economic conditions
- uncertainties about environmental issues and the related impact of such issues
- impact of changes in weather upon the temperature-sensitive portions of the business
- impact of litigation
- impact of changes in prices on the margins achievable in the unregulated retail gas marketing business

Nature of Our Business

AGL Resources is a registered public utility holding company that manages its business in three operating segments and one nonoperating segment.

On September 20, 2001, the Board of Directors of AGL Resources Inc. elected to change AGL Resources' fiscal year end from September 30 to December 31 effective October 1, 2001. The financial statements and related footnote information for the three months ended December 31, 2001 (defined as the "transition period") have been presented herein.

Distribution Operations

Distribution operations includes the results of operations and financial condition of AGL Resources' three natural gas local distribution companies: AGLC, VNG and CGC. AGLC conducts its primary business, the distribution of natural gas, throughout most of Georgia. VNG distributes and sells natural gas in southeastern Virginia. CGC distributes and sells natural gas in the Chattanooga area of Tennessee. The GPSC regulates AGLC; the VSCC regulates VNG; and the TRA regulates CGC. The GPSC, the VSCC and the TRA regulate distribution operations with respect to rates, maintenance of accounting records and various other service and safety matters.

Effective October 1, 2000, AGL Resources acquired all the outstanding common stock of VNG, a wholly owned subsidiary of Consolidated Natural Gas Company and an indirect subsidiary of Dominion Resources, Inc. (DRI). The purchase price of approximately $535 million, paid in cash, included approximately $7.5 million in working capital. The acquisition was accounted for as a purchase for financial accounting purposes, and as a result VNG's operations were consolidated with those of AGL Resources beginning October 1, 2000. The excess purchase price of $183.6 million over the fair value of the assets acquired and liabilities assumed was allocated to goodwill, which was initially being amortized using a life of 40 years. Effective October 1, 2001, AGL Resources adopted SFAS 142, and as a result, this goodwill is not amortized during the Transition period and Calendar 2002.

Wholesale Services

Wholesale services includes the results of operations and financial condition of Sequent, AGL Resources' asset optimization, gas supply services, and wholesale marketing and risk management subsidiary. Asset optimization focuses on capturing the value from idle or underutilized assets, typically by participating in transactions that balance the needs of varying markets and time horizons.

Although Sequent is a nonregulated business, some of its underlying assets are regulated. Under varying agreements and practices, Sequent acts as asset manager and/or gas manager for AGL Resources' regulated utilities. Sequent aggregates gas from other marketers and producers and sells it to third parties. In addition, Sequent bundles commodity with transportation and redelivers short and long-term transported commodity. The VSCC has approved an asset management agreement, which provides for a sharing of profits between Sequent and VNG's customers. Sequent and CGC have an agreement whereby Sequent pays CGC's ratepayers an annual fee for the right to act as CGC's asset manager. Sequent also operates as asset manager for AGLC. By statute, earnings from capacity release transactions are required to be shared 90% with Georgia's USF. By GPSC order, net margin earned by Sequent, for transactions involving AGLC assets other than capacity release, are required to be shared 50/50 with Georgia's USF.

Energy Investments

Energy investments include AGL Resources' investments in SouthStar, US Propane, the results of operations and financial condition of AGL Networks, and Utilipro through the date of sale.

Effective March 2, 2001, AGL Resources sold substantially all the assets of Utilipro, which engaged in the sale of integrated customer care solutions and billing services to energy marketers in the United States, to Alliance Data Systems Corporation for $17.9 million, resulting in a pretax and after-tax gain of $10.9 million and $7.1 million, respectively.

As of December 31, 2002, SouthStar is a joint venture in which a subsidiary of AGL Resources is a 50% owner; a subsidiary of Dynegy Holdings, Inc. is a 20% owner; and a subsidiary of Piedmont Natural Gas Company is a 30% owner (collectively the Owners). Although AGL Resources owns 50% of SouthStar, it does not have a controlling interest as most matters of significance require the unanimous vote of each Owner's representative to the governing board of SouthStar. SouthStar offers a combination of unregulated energy products and services to industrial, commercial and residential customers in the Southeastern United States. SouthStar was formed and began marketing energy services in Georgia, under the trade name Georgia Natural Gas Services, in 1998 when that state became fully open to retail natural gas competition.

On January 24, 2003, AGL Resources announced that its wholly-owned subsidiary has reached an agreement to purchase the Dynegy Holdings Inc. 20% ownership interest of SouthStar. The transaction is expected to close in March 2003, subject to a number of approvals, including clearance by the GPSC. Upon closing, AGL Resources' subsidiary will own a non-controlling 70% financial interest in SouthStar, with Piedmont Natural Gas Company owning the remaining 30%. The purchase agreement stipulates that Dynegy Marketing and Trade will no longer provide asset management and gas procurement and supply services for SouthStar. This relationship will be terminated on January 31, 2003, and SouthStar will assume the asset manager role and any litigation related to this agreement will be dismissed.

The Owners of SouthStar have entered into a capital contribution agreement that requires each Owner to contribute additional capital to SouthStar to pay invoices for goods and services received from any vendor that is affiliated with an Owner whenever funds are not otherwise available to pay those invoices. The capital contributions to pay affiliated vendor invoices are repaid as funds become available, but repayment is subordinated to SouthStar's revolving line of credit with financial institutions. There was no activity related to the capital contribution agreement during calendar 2002.

AGL Resources owns 22.36% of the limited partnership interests in US Propane and 22.36% of the limited liability company that serves as US Propane's general partner. The other limited partners are subsidiaries of TECO Energy, Inc., Piedmont Natural Gas Company, and Atmos Energy Corporation. These other companies also are owners of US Propane's general partner. US Propane owns all the general partnership interests directly or indirectly and approximately 29% or 4,641,282 common units of the limited partnership interests in Heritage (NYSE: HPG), a marketer of propane through a nationwide retail distribution network. Heritage competes with electricity, natural gas and fuel oil providers, as well as with other companies in the retail propane distribution business. The propane business, like the natural gas business, is seasonal, with weather conditions significantly affecting demand. AGL Resources recognized a pretax and after-tax gain of $13.1 million and $10.7 million, respectively, during August 2000 in connection with the formation of US Propane.

The limited partnership agreement of US Propane requires that, in the event of liquidation, all limited partners would be required to restore capital account deficiencies, including any unsatisfied obligations of the partnership. AGL Resources' maximum capital account restoration would be $13.6 million. Currently AGL Resources' capital account is positive. Management believes that the occurrence of US Propane's liquidation is not probable and, accordingly, no liability is recorded.

AGL Networks serves the demand for high-speed network capacity in metropolitan areas within the United States. Under a certificate of authority from the GPSC, AGL Networks owns and operates a 175 mile fiber network and provides last-mile conduit and dark fiber infrastructure solutions to a variety of customers in metro Atlanta, including local, regional and national telecommunications companies; wireless service providers; educational institutions; and other commercial entities. Additionally, AGL Networks owns and operates a 60 mile fiber network in Phoenix, serving the central business district, midtown and the airport areas. Conduit and dark fiber is typically provided to these customers under a lease arrangement with term lengths that vary from 3 to 20 years. In addition to conduit and dark fiber leasing, AGL Networks provides turnkey telecommunications network construction services. AGL Networks has also entered into back-to-back lease or fiber exchange arrangements in St. Louis, MO, Kansas City, KS and Richmond, VA. AGL Networks has contracted for last mile dark fiber on behalf of customers. These arrangements are dedicated to the customer and AGL Networks is fully compensated for the costs of such leases.

Corporate

Corporate includes the results of operations and financial condition of AGL Resources' nonoperating business units, including AGSC and AGL Capital. AGSC is a service company established in accordance with PUHCA. AGL Capital was established to finance the acquisition of VNG; refinance existing short-term debt; and provide for the ongoing financing needs of AGL Resources through a commercial paper program, the issuance of various debt and hybrid securities, and other financing mechanisms. All operating expenses and interest costs associated with AGSC and AGL Capital are allocated to the operating segments in accordance with PUHCA. The corporate segment also includes intercompany eliminations for transactions between operating business segments.

Critical Accounting Policies

The selection and application of critical accounting policies is an important process that has progressed as AGL Resources' business activities have evolved and as a result of new accounting pronouncements. Accounting rules generally do not involve a selection among alternatives, but rather involve an implementation and interpretation of existing rules and the use of judgment as to the specific set of circumstances existing in AGL Resources' business. Each of the critical accounting policies involves complex situations requiring a high degree of judgment either in the application and interpretation of existing literature or in the development of estimates that impact AGL Resources' financial statements.

Regulatory Accounting

Transactions within the distribution operations are accounted for according to the provisions of SFAS 71. The application of this accounting policy allows distribution operations to defer expenses and income in the consolidated balance sheets as regulatory assets and liabilities when it is probable that those expenses and income will be allowed in the rate setting process in a period different from the period in which they would have been reflected in the statements of consolidated income of an unregulated company. These deferred regulatory assets and liabilities are then recognized in the statement of consolidated income in the period in which the same amounts are reflected in rates.

If any portion of distribution operations ceased to continue to meet the criteria for application of regulatory accounting treatment for all or part of its operations, the regulatory assets and liabilities related to those portions ceasing to meet such criteria would be eliminated from the consolidated balance sheet and included in the statement of consolidated income for the period in which the discontinuance of regulatory accounting treatment occurred.

Pipeline Replacement. AGLC has recorded a long-term liability of $444.0 million, $453.1 and $469.5 million as of December 31, 2002, December 31, 2001 and September 30, 2001, respectively, that represents engineering estimates for remaining capital expenditure costs in the PRP. The PRP represents an approved settlement between AGLC and the staff of the GPSC that detailed a 10-year replacement of 2,300 miles of cast iron and bare steel pipe. The costs are recoverable through a combination of SFV rates and a pipeline replacement revenue rider. As of December 31, 2002, AGLC had recorded a current liability of $50.0 million representing the expected expenditures of the program for the next 12 months.

Environmental Matters. AGLC has historically reported estimates of future remediation costs based on probabilistic models of potential costs. As cleanup options and plans continue to develop and cleanup contracts are entered into, AGLC is increasingly able to provide conventional engineering estimates of the likely costs of many elements of its MGP program. These estimates contain various engineering uncertainties, and AGLC continuously attempts to refine and update these engineering estimates. In addition, AGLC continues to review technologies available for the cleanup of AGLC's largest site, Savannah, which, if proven, could have the effect of reducing AGLC's total future expenditures. As of September 30, 2002, projected costs associated with AGLC's engineering estimates and in-place contracts are $109.2 million. For those remaining elements of the MGP program where AGLC still cannot perform engineering cost estimates, there remains considerable variability in available future cost estimates. For these elements, the remaining cost of future actions at the MGP sites is $9.3 million to $21.6 million. AGLC cannot at this time identify any single number within this range as a better estimate of its likely future costs. Finally, AGLC has estimates of certain other costs paid directly by AGLC related to administering the MGP program. For the upcoming year, those costs are estimated to be $1.3 million; expenses beyond the upcoming year generally cannot be estimated at this time. Consequently, as of December 31, 2002, AGLC has recorded the sum of $109.2 million plus the lower end of the remaining range, $9.3 million, the direct pay expenses of $1.3 million, less the cash payments made during the fourth quarter of calendar 2002 of $14.8 million, or a total of $105.0 million, as a liability. This amount is included in a corresponding regulatory asset. As of December 31, 2002, the regulatory asset was $195.1 million, which is a combination of the remaining liability of $105.0 million and unrecovered cash expenditures. As of December 31, 2001, this liability and corresponding regulatory asset was $171.0

million and $243.2 million. As of September 30, 2001, this liability and corresponding regulatory asset was $171.0 million and $239.7 million, respectively. The liability does not include other potential expenses, such as unasserted property damage, personal injury or natural resource damage claims, unbudgeted legal expenses, or other costs for which AGLC may be held liable but with respect to which the amount cannot be reasonably forecast. This liability also does not include certain potential cost savings as described above.

Revenue Recognition

Unbilled Revenue. VNG and CGC employ rate structures that include volumetric rate designs that allow recovery of costs through gas usage. VNG and CGC recognize revenues from sales of natural gas and transportation services in the same period in which they deliver the related volumes to customers. VNG and CGC bill and recognize sales revenues from residential and certain commercial and industrial customers on the basis of scheduled meter readings. In addition, VNG and CGC record revenues for estimated deliveries of gas, not yet billed to these customers, from the meter reading date to the end of the accounting period. AGL Resources includes these revenues in the consolidated balance sheets as unbilled revenue. Included in the rates charged by CGC is a WNA factor, which offsets the impact of unusually cold or warm weather on operating margin. Beginning in November 2002, VNG's rates include a two-year experimental WNA program. For the other commercial and industrial customers and all wholesale customers, VNG and CGC recognize revenues based upon actual deliveries during the accounting period.

Wholesale Services. Sequent accounts for transactions in connection with energy marketing and risk management activities under the fair value or mark-to-market methods of accounting, in accordance with SFAS 133 and EITF 98-10, respectively. Under this method, AGL Resources records energy commodity contracts, including both physical transactions and financial instruments, at fair value. The market prices or fair values used in determining the value of these contracts are Sequent's best estimates utilizing information such as commodity exchange prices, over-the-counter quotes, volatility and time value, counterparty credit and the potential impact on market prices of liquidating positions in an orderly manner over a reasonable period of time under current market conditions. When the portfolio market value changes, primarily due to newly originated transactions and the effect of price changes, AGL Resources recognizes the change as a gain or loss in the period of change. AGL Resources adopted the net presentation provisions of the June 2002 consensus for EITF 02-03 in the third quarter of 2002. As required under that consensus, gains and losses from energy-trading activities are presented on a net basis. AGL Resources has restated prior periods' revenues and cost of sales in the comparative financial statements. During calendar 2002 and the transition period, AGL Resources recorded unrealized gains of $4.1 million and $0.9 million, respectively related to derivative instruments as a result of energy marketing and risk management activities.

In October 2002, the EITF, as part of its further deliberations on EITF 02-03, rescinded the consensus reached in EITF 98-10. As a result, all energy marketing contracts that do not meet the definition of a derivative under SFAS 133 will be recorded at their historical cost and reported on an accrual basis resulting in the recognition of earnings or losses at the time of contract settlement or termination. New non-derivative energy trading contracts entered into after October 25, 2002 will be accounted for under the accrual accounting basis. Non-derivative energy trading contracts on the Consolidated Balance Sheet as of January 1, 2003 that existed at October 25, 2002 will be removed with a cumulative effect adjustment. Accordingly, transactions entered into on or before October 25, 2002 accounted for under EITF 98-10, continue to be accounted for under that guidance through December 31, 2002. AGL Resources is still in the process of finalizing the quantification of the cumulative effect adjustment but believes it to be approximately of $15.3 million. Therefore as of January 1, 2003, AGL Resources will record an estimated loss and corresponding reduction of the risk management asset and/or increase of the risk management liability of $15.3 million. See Accounting Developments.

AGL Networks. Revenues attributable to leases of dark fiber pursuant to indefeasible rights-of-use (IRU) agreements are recognized as services are provided. Dark fiber IRU agreements generally require the customer to make a down payment upon execution of the agreement; however, in some cases AGL Networks receives up to the entire lease payment at the inception of the lease and recognizes revenue ratably over the lease term. This results in deferred revenue being recorded in AGL Resources' consolidated balance sheet.

Accounting for contingencies

AGL Resources' accounting policies for contingencies cover a variety of business activities, including contingencies for potentially uncollectible receivables, rate matters, and legal and environmental exposures. AGL Resources accrues for these contingencies when its assessments indicate that it is probable that a liability has been incurred or an asset will not be recovered, and an amount can be reasonably estimated in accordance with SFAS 5. AGL Resources' estimates for these liabilities are based on currently available facts and its estimates of the ultimate outcome or resolution of the liability in the future. Actual results may differ from estimates, and estimates can be, and often are, revised either negatively or positively, depending upon actual outcomes or expectations based on the facts surrounding each potential exposure.

Pension benefits

AGL Resources has a defined-benefit pension plan for the benefit of substantially all full-time employees and qualified retirees. AGL Resources uses several statistical and other factors that attempt to anticipate future events and to calculate the expense and liability related to the plan. These factors include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases as determined by AGL Resources. In addition, the actuarial consultants use subjective factors such as withdrawal and mortality rates to estimate the projected benefit obligation. The actuarial assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. These differences may result in a significant impact on the amount of pension expense recorded in future periods.

The combination of poor equity market performance and historically low corporate bond rates has created a divergence in the estimated value of the pension liability and the actual value of the pension assets. These conditions resulted in an increase in AGL Resources' unfunded ABO and future pension expenses and could impact future contributions. The primary factors that drive the value of the unfunded ABO are the discount rate and the market value of plan assets as of year end.

As of December 31, 2002, AGL Resources recorded an additional minimum pension liability of $79.9 million, which resulted in an after tax charge to OCI of $48.5 million. To the extent that future expenses and contributions increase as a result of the additional minimum pension liability management believes that such increases are recoverable in all or in part, under AGL Resources' future rate proceedings or mechanisms.

Equity market performance and corporate bond rates have a significant effect on the reported unfunded ABO as the primary assumptions that drive the value of the unfunded ABO are the discount rate and expected return on plant assets. A one-percentage point increase or decrease in the assumed discount rate could have approximately a negative or positive $40.0 million impact to the ABO.

Results of Operations

Management evaluates segment performance based on EBIT, which includes the effects of corporate expense allocations. As an indicator of AGL Resources' operating performance or liquidity, EBIT should not be considered an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP. AGL Resources' EBIT may not be comparable to a similarly titled measure of another company.

Core earnings is a non-GAAP measure of net income excluding significant gains or losses on the sale or disposal of assets and/or subsidiaries, identified in this report. As an indicator of AGL Resources' operating performance or liquidity, core earnings should not be considered an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP.

AGL Resources changed its year end from September 30 to December 31, effective October 1, 2001. A Transition Report was filed with the SEC on January 25, 2002 which contains results of operations discussions for the Transition period.

In millions	Calendar 2002	Fiscal 2001	Fiscal 2000
EBIT			
Distribution operations	$224.4	$213.2	$150.8
Wholesale services	9.1	3.1	-
Energy investments	23.6	21.3	16.9
Corporate	(10.1)	(1.4)	(1.7)
AGL Resources' consolidated EBIT	247.0	236.2	166.0
Interest expense and preferred stock dividends	86.0	97.4	57.7
Earnings before income taxes	161.0	138.8	108.3
Income taxes	58.0	49.9	37.2
Net income	$103.0	$88.9	$71.1

Net Income, Earnings Per Share and Core Earnings

In millions, except per share amounts	**Calendar 2002**	**Fiscal 2001**	**Fiscal 2000**
Net income	$103.0	$88.9	$71.1
Gain on sale of Utilipro	-	(7.1)	-
Gain on propane transaction	-	-	(10.7)
Corporate reorganization	-	-	6.2
Marketer bankruptcy	-	-	2.0
Core earnings	$103.0	$81.8	$68.6
Basic earnings per share	$1.84	$1.63	$1.29
Diluted earnings per share	$1.82	$1.62	$1.29
Core earnings per share	$1.84	$1.50	$1.24
Weighted average number of common shares outstanding			
Basic	56.1	54.5	55.2
Diluted	56.6	54.9	55.2

The increase in net income of $14.1 million and core earnings of $21.2 million for calendar 2002 as compared to fiscal 2001 reflected continued operational efficiencies in distribution operations, greater contributions from wholesale services due to significant price volatility, the greater contribution from energy investments due to improved business operations, and lower interest expenses.

The increase in net income of $17.8 million and core earnings of $13.2 million for fiscal 2001 as compared

to fiscal 2000 was a result of the contribution from the acquisition and successful integration of VNG, the startup of wholesale services, and continued operational improvements throughout AGL Resources. The increase was offset partially by increased interest expense and goodwill amortization related to the acquisition of VNG.

Income Taxes

Dollars in millions	Calendar 2002	Fiscal 2001	Fiscal 2000
Earnings before income taxes	$161.0	$138.8	$108.3
Income tax expense	58.0	49.9	37.2
Effective tax rate	36.0%	36.0%	34.4%

The increase in income tax expense of $8.1 million in calendar 2002 as compared to fiscal 2001 was due primarily to an increase in income before taxes of $22.2 million.

The increase in income tax expense of $12.7 million in fiscal 2001 compared with fiscal 2000 was due primarily to an increase in income before income taxes of $30.5 million.

Interest Expense and Preferred Stock Dividends

Dollars in millions	Calendar 2002	Fiscal 2001	Fiscal 2000
Total interest expense and preferred stock dividends	$86.0	$97.4	$57.7
Average debt outstanding (1)	$1,411.9	$1,376.1	$819.4
Average rate	6.1%	7.1%	7.0%

   (1) Includes Trust Preferred Securities in calendar 2002 and fiscal 2001

The decrease in interest expense of $11.4 million for calendar 2002 as compared to fiscal 2001 was a result of lower interest rates on commercial paper and the effect of favorable fixed to floating interest rate swaps, which was offset by slightly higher average debt balances due to increases in working capital needs.

The increase of $39.7 million for fiscal 2001 as compared to fiscal 2000 consisted of $12.7 million resulting from the issuance of $300.0 million of 7.125% Senior Notes; $24.1 million under the commercial paper program for short-term financing needs; and $4.4 million in preferred dividends related to the issuance of $150.0 million of 8.0% Trust Preferred Securities.

The increase in average debt outstanding of $556.7 million for fiscal 2001 as compared to fiscal 2000 was primarily due to the acquisition of VNG and increases in working capital needs.

Distribution Operations

In millions	Calendar 2002	Fiscal 2001	Fiscal 2000
Operating revenues	$844.1	$914.3	$525.1
Cost of sales	267.4	321.9	57.8
Operating margin	576.7	592.4	467.3
Operation and maintenance expenses	255.3	268.0	229.4
Depreciation and amortization	82.0	90.4	71.0
Taxes other than income	25.2	28.5	23.4
Total operating expenses	362.5	386.9	323.8
Operating income	214.2	205.5	143.5
Other income	10.2	7.7	7.3
EBIT	$224.4	$213.2	$150.8

The increase in EBIT of $11.2 million for calendar 2002 as compared to fiscal 2001 was due to:
- decreases in operating margin of $15.7 million
  - $11.3 million decrease in VNG's operating margin, due primarily to warmer than normal winter weather of $12.4 million, offset by an increase of $1.1 million in operating margin due to an increase in customer growth and the effect of an experimental WNA program that went into effect for the billing cycle beginning November 2002
  - $3.1 million decrease at AGLC
    - $6.7 million decrease in AGLC's operating margin due to the PBR settlement with the GPSC
    - $11.0 million increase in AGLC's PRP rider revenues which includes a $2.7 million adjustment for recovery of prior-year program expenses; this program recovers operating and capital program expenditures incurred in prior periods
    - $2.7 million decrease in AGLC's cost of sales due to a one-time positive adjustment in fiscal 2001 related to inventory costs for natural gas stored underground
    - $4.3 million decrease resulting from a decline in AGLC customers which is primarily a result of customers who do not have the ability to pay Marketers and the statutory right of customers to disconnect on a seasonal basis without penalty
    - $0.4 million decrease in other revenues
  - $1.2 million decrease in CGC's operating margin due to lower use per customer

- decreases in operating expenses of $24.4 million
  - $4.2 million decrease in operating and maintenance expenses due primarily to reductions in payroll and contract costs as a result of aggressive implementation of cost efficiencies
  - $6.0 million decrease in bad debt expenses primarily due to higher-than-normal bad debt in fiscal 2001 as a result of colder-than-normal weather and higher-than-normal gas prices
  - $5.2 million decrease from a reduction in goodwill amortization, as a result of the adoption of SFAS 142
  - $3.1 million decrease in depreciation expense due to a $5.6 million decline in average depreciation rates from 3.0% to 2.6% as a result of AGLC's PBR settlement offset by an increase in depreciation expenses of $3.3 million due to property, plant & equipment additions and other factors
  - $2.7 million decrease in taxes other than income taxes as a result of a change in Virginia state law that replaced the gross receipts tax with a state income tax
  - $2.5 million decrease in benefit cost due to integration of VNG into AGL Resources' benefit plans and benefit plan amendments
  - $0.7 million decrease in all other operating expenses

- $2.5 million increase in other income from higher carrying charges on natural gas stored underground on behalf of AGLC's Marketers due to higher inventory balances

The increase in EBIT of $62.4 million for fiscal 2001 as compared to fiscal 2000 was due to:

- $40.6 million increase in contributions from VNG, acquired by AGL Resources effective October 1, 2000, primarily due to $116.3 million of operating margin including $3.8 million due to colder-than-normal weather, offset by $75.7 million of operating expenses
- $8.9 million increase in AGLC's operating margin as a result of increased base rate revenue due to additional recovery under the GPSC rider associated with the PRP and residential customer growth, partially offset by a decrease in small commercial growth
- $12.7 million decrease in AGLC's and CGC's operating expenses due primarily to lower corporate overhead allocations

Wholesale Services

The following table reflects the adoption of the June 2002 EITF 02-03 consensus, which requires energy-trading entities to present gains and losses from energy marketing activities on a net basis. Wholesale services was established during fiscal 2001 and had no results in fiscal 2000.

In millions	**Calendar 2002**	**Fiscal 2001**	**Fiscal 2000**
Operating revenues	$23.0	$11.6	$-
Cost of sales	0.3	0.2	-
Operating margin	22.7	11.4	-
Operation and maintenance expenses	13.2	6.1	-
Depreciation and amortization	-	-	-
Taxes other than income	0.4	-	-
Total operating expenses	13.6	6.1	-
Operating income	9.1	5.3	-
Other income	-	(2.2)	-
EBIT	$9.1	$3.1	$-

The increase in EBIT of $6.0 million for calendar 2002 as compared to fiscal 2001 was due to the following:

- $11.3 million increase in operating margin primarily as a result of increased weather volatility from warmer-than-normal weather in the Northeast, two hurricanes during the late summer, colder weather in November and December and an overall increase in volumes sold. These weather related events caused interruption in the supply/demand equilibrium between the affected production and market areas resulting in wide locational pricing disparities. Sequent used access to contracted assets and its expertise in logistics to maximize the profit opportunity by flowing gas on the most economical path available. Additionally, operating margin was positively impacted by peaking services offered not previously provided in prior years. Physical gas sales volumes increased from 0.1 Bcf/day in fiscal 2001 to 1.4 Bcf/day in calendar 2002.
- $2.2 million increase in other income primarily due to a prior-year write-off of the investment in Etowah LNG of $2.6 million resulting from a termination of the joint venture partnership, which was formed in fiscal 1998
- $7.5 million increase in operating expenses primarily attributable to the addition of personnel to support growth in the business and a full year of operating expenses.

The increase in EBIT of $3.1 million for fiscal 2001 as compared to fiscal 2000 was due to the following:

- $11.4 million increase in operation margin due to the startup of the marketing and risk management business
- $6.1 million increase in operating expenses related to the start up of the marketing and risk management business
- $2.2 million decrease in other income due to the write-off of the investment in Etowah LNG of $2.6 million resulting from the termination of the joint venture partnership, which was formed in fiscal 1998

The energy marketing contracts that are utilized by Sequent in its energy marketing and risk management activities are recorded on a mark-to-market basis. The tables below illustrate the change in the net fair value of the energy-trading contracts during calendar 2002, as well as provide details of the net fair value of contracts outstanding as of December 31, 2002.

In millions	Calendar 2002
Net fair value of contracts outstanding at beginning of period	$2.9
Contracts realized or otherwise settled during period	(4.9)
Net fair value of net claims against counterparties	-
Change in net fair value of contracts	8.8
Net fair value of new contracts entered into during period	-
Change in fair value attributed to changes in valuation techniques and assumptions	-
Net fair value of contracts outstanding at end of period	$6.8

In millions	Net Fair Value of Contracts at Period End				
Source of net fair value	Maturity less than 1 year	Maturity 1-3 years	Maturity 4-5 years	Maturity in excess of 5 years	Total net fair value
Prices actively quoted	$6.7	$0.1	$-	$-	$6.8
Prices provided by other external sources	-	-	-	-	-
Prices based on models and other valuation methods	-	-	-	-	-

The "prices actively quoted" category represents Sequent's positions in natural gas, which are valued using a combination of New York Mercantile Exchange, Inc. (NYMEX) futures prices and basis spreads. The basis spreads represent the cost to transport the commodity from a NYMEX delivery point such as Henry Hub to the contract delivery point. Basis spreads are based on broker quotes obtained either directly or through electronic trading platforms.

Energy Investments

In millions	Calendar 2002	Fiscal 2001	Fiscal 2000
Operating revenues	$2.0	$9.2	$35.4
Cost of sales	0.5	1.2	9.3
Operating margin	1.5	8.0	26.1
Operation and maintenance expenses	7.5	11.5	28.9
Depreciation and amortization	0.3	0.9	3.4
Taxes other than income	0.2	0.5	1.4
Total operating expenses	8.0	12.9	33.7
Operating income	(6.5)	(4.9)	(7.6)
Other income	30.1	26.2	24.5
EBIT	$23.6	$21.3	$16.9

The increase in EBIT of $2.3 million for calendar 2002 as compared to fiscal 2001 was primarily due to:
- $12.8 million increase in other income from SouthStar, primarily due to an increase in credit quality of retail customers and lower wholesale costs
- $2.0 million increase due to the receipt of a contract renewal payment associated with the terms of the sale of Utilipro
- $1.6 million decrease due to AGL Networks which reflects an increase contract revenues offset by increased operating expenses due to additional personnel to support the growth of the business
- A $10.9 million decrease due to a pre tax gain from the sale of Utilipro that was recorded in fiscal 2001.

The increase in EBIT of $4.4 million for fiscal 2001 as compared to fiscal 2000 was primarily due to:
- $16.1 million increase as a result of the sale of Utilipro in March 2001
  - $8.6 million decrease in operating margin
  - $10.9 million pre tax gain in other income
  - $13.8 million decrease in operating expenses
- $4.4 million increase in other income from SouthStar, due to cooler weather in Georgia and an increase in the number of customers served compared with the same period in fiscal 2000

This was offset primarily by:
- $12.8 million decrease as a result of the propane transaction in fiscal 2000
  - $13.1 million pre tax gain in other income
  - $9.4 million decrease in operating expenses
  - $9.1 million decrease in operating margin
- $2.4 million increase in operating expenses at AGL Networks
- $0.9 million decrease in income from US Propane

Corporate

In millions	Calendar 2002	Fiscal 2001	Fiscal 2000
Operating revenues	($0.2)	$5.8	$46.9
Cost of sales	-	4.0	44.8
Operating margin	(0.2)	1.8	2.1
Total operating expenses (income)	8.4	(5.9)	0.2
Operating income	(8.6)	7.7	1.9
Other (loss) income	(1.5)	(9.1)	(3.6)
EBIT	($10.1)	($1.4)	($1.7)

The decrease in EBIT of $8.7 million for calendar 2002 as compared to fiscal 2001 was primarily due to operating expenses for the anticipation of settlement of a technology contract dispute, employee severance costs, and a write off of capital costs related to a terminated management software implementation project.

The increase in EBIT of $0.3 million for fiscal 2001 as compared to fiscal 2000 was primarily due to increased corporate expenses.

Liquidity and Capital Resources

AGL Resources relies upon operating cash flow along with borrowings under its commercial paper program, which is backed by the Credit Facility, for its short-term liquidity and capital resource requirements. The availability of borrowings under the Credit Facility is subject to specified conditions, which AGL Resources currently meets. These conditions include compliance with the financial covenants required by such agreements, and continued accuracy of representations and warranties contained in such agreements. Although there are no borrowings outstanding under the Credit Facility, availability is limited by total debt to capital ratios. The following table represents this availability.

In millions	December 31, 2002	As of December 31, 2001	September 30, 2001
Unused availability under the Credit Facility	$244.1	$110.7	$147.4
Cash and cash equivalents	8.4	7.3	2.8
Total cash and available liquidity under Credit Facility	$252.5	$118.0	$150.2

AGL Resources' credit capacity and the amount of unused borrowing capacity are impacted by the seasonal nature of the natural gas business and AGL Resources' short-term borrowing requirements that typically peak during colder months. Working capital needs can vary significantly due to changes in the wholesale prices of natural gas charged by suppliers, and increased gas supplies required to meet customers' needs during cold weather.

AGL Resources believes operating cash flow, borrowings from the commercial paper program and other credit availability will be sufficient to meet working capital needs both on a short-term and long-term basis. However, capital needs and availability depend on many factors and AGL Resources may seek additional financing through debt or equity offerings in the private or public markets at any time.

Cash Flows

Cash and cash equivalents totaled $8.4 million at December 31, 2002, compared to $7.3 million at December 31, 2001. The principal sources and uses of cash during calendar 2002 are summarized below.

Sources
- generated $285.5 million in cash from operations
- received $27.3 million from AGL Resources' joint venture interests
- received $19.7 million from the sale of treasury stock
- received $3.9 million (net of payments) from the commercial paper program

Uses
- invested $187.0 million in property, plant and equipment expenditures
- paid $93.0 million in scheduled payments on medium-term notes
- paid $53.2 million in cash dividends on common stock
- paid $1.4 million in other investing and financing activities

Cash and cash equivalents totaled $2.8 million at September 30, 2001 compared to $2.0 million at September 30, 2000. The principal sources and uses of cash during fiscal 2001 are summarized below.

Sources

- received $300.0 million from the issuance of senior notes
- received $162.2 million (net of payments) from the commercial paper program
- received $145.6 million from the issuance of trust preferred securities
- generated $99.8 million in cash from operations
- received $18.2 million from the sale of treasury stock
- received $17.9 million from the sale of Utilipro
- received $16.3 million from AGL Resources' joint venture interests
- received $11.6 million from other investing activities

Uses

- invested $541.2 million in the acquisition of VNG
- invested $155.7 million in property, plant and equipment expenditures
- paid $50.4 million in cash dividends on common stock
- paid $20.0 million in scheduled payments on medium-term notes

Financing

Ratios. AGL Resources is required by financial covenants in its Credit Facility, customer contracts and PUHCA requirements to maintain a ratio of total debt to total capitalization of no greater than 70.0%. As of December 31, 2002, AGL Resources is in compliance with this leverage ratio requirement. The components of AGL Resources' capital structure as of the dates indicated are summarized in the following table.

	As of							
Dollars in millions	December 31, 2002		December 31, 2001		September 30, 2001		September 30, 2000	
Short-term debt	$388.6	18.3%	$384.7	17.6%	$303.4	14.6%	$141.2	9.8%
Current portion of long-term debt	30.0	1.4	93.0	4.3	45.0	2.2	20.0	1.4
Long-term debt	767.0	36.1	797.0	36.5	845.0	40.5	590.0	40.8
Trust preferred securities (1)	227.2	10.7	218.0	10.0	219.9	10.5	74.3	5.1
Common equity	710.1	33.5	690.1	31.6	671.4	32.2	620.9	42.9
Total capitalization	$2,122.9	100.0%	$2,182.8	100.0%	$2,084.7	100.0%	$1,446.4	100.0%
Debt to capitalization ratio		66.6%		68.4%		67.8%		51.7%

(1)   Net of interest rate swaps of $6.1 million and ($2.2) million as of December 31, 2002 and December 31, 2001.

Short-term Debt. On August 8, 2002, AGL Capital replaced its existing 364-day $450.0 million Credit Facility scheduled to expire on October 3, 2002, with a $200 million 364-day Credit Facility and a $300 million three-year Credit Facility. The $200 million Credit Facility terminates on August 7, 2003 and the $300 million Credit Facility terminates on August 7, 2005. Loans outstanding on the date the $200 million Credit Facility terminates may be converted into a term loan, which will mature in one installment no later than August 7, 2004. As of January 24, 2003, there were no outstanding borrowings under the Credit Facility. This facility is used to support our commercial paper program. For calendar 2002, the average outstanding amount of commercial paper was $332.1 million with a weighted average interest rate of 2.2%.

Despite commercial paper market volatility caused by the impact of adverse developments and financial results at several prominent corporate issuers, AGL Resources has experienced strong liquidity support in the commercial paper market. During calendar 2002, AGL Capital had full access to the commercial paper market.

Sequent has a $15.0 million unsecured line of credit, which is used solely for the posting of exchange deposits and is unconditionally guaranteed by AGL Resources. This line of credit expires on July 3, 2003, and bears interest at the federal funds effective rate plus 0.5%. As of December 31, 2002, the line of credit had no outstanding balance. For calendar 2002, the average outstanding balance was $2.6 million with a weighted average interest rate of 2.2%.

Long-term Debt. AGL Resources has $30.0 million in scheduled medium-term note payments in calendar 2003, with an interest rate of 5.90%. Management expects there will be available working capital and liquidity under the commercial paper program to fund these scheduled payments. During calendar 2002, AGL Resources did not issue long-term debt.

Interest Rate Swap. AGL Capital is a party to two interest rate swap transactions (Swaps) in the aggregate amount of $75.0 million executed as a hedge against the fair value of AGL Capital Trust II's 8% Trust Preferred Securities due 2041. Pursuant to the Swaps, AGL Capital receives interest rate payments on $75.0 million at an annual 8.0% interest rate, and pays floating interest rates on $75.0 million. AGL Capital pays interest each February 15, May 15, August 15 and November 15 at three-month LIBOR plus 1.315%, with no floor or ceiling. At December 31, 2002, the current rate was 2.7%. The expiration date of the Swaps is May 15, 2041, unless terminated earlier or called. Under hedge accounting treatment, AGL Capital records a long term asset or liability and a corresponding adjustment to subsidiaries obligated mandatorily redeemable preferred securities to reflect the assessed change in fair value of the Swaps to AGL Capital. The fair value changes as interest rates change from the original settlement date. The fair value of these Swaps at December 31, 2002 and December 31, 2001 was $6.1 million and ($2.2) million, respectively.

Common Stock. The average number of shares outstanding for calendar 2002 as compared to fiscal 2001 increased to 56.1 million from 54.5 million due to the issuance of treasury stock. The market price of AGL Resources' common stock at December 31, 2002 was $24.30 per share and the book value was $12.55 per share based on 56.6 million shares outstanding at December 31, 2002, representing a market-to-book ratio of 193.6%.

During fiscal 2000, AGL Resources completed a common stock repurchase program by repurchasing 3.6 million shares of common stock for a total of $62.1 million.

The following table depicts the shares of common stock issued out of treasury and the average market price under ResourcesDirect, a direct stock purchase and dividend reinvestment plan; the Retirement Savings Plus Plan; the Long-Term Stock Incentive Plan; the Long-Term Incentive Plan; and the Directors Plan.

In millions	Calendar 2002	Fiscal 2001	Fiscal 2000
Issuance of treasury stock	1.0	1.0	0.6
Average market price	$20.52	$20.15	$17.70

Shelf Registration. As of December 31, 2002, AGL Resources had registered with the SEC on a shelf registration statement up to $750 million of various capital securities.

Credit Rating. Credit ratings impact AGL Resources' ability to obtain short-term and long-term financing and the cost of such financing. In determining AGL Resources' credit ratings, the rating agencies consider a number of factors. Quantitative factors that appear to be given significant weight include, among other things:

- earnings before interest, taxes, depreciation and amortization
- operating cash flow
- total debt outstanding
- total equity outstanding
- pension liabilities and funding status
- other commitments
- fixed charges such as interest expense, rent or lease payments
- payments to preferred stockholders
- liquidity needs and availability
- potential legislation on deregulation
- total debt to total capitalization ratios
- various ratios calculated from these factors

Qualitative factors appear to include, among other things, stability of regulation in each jurisdiction, risks and controls inherent with wholesale services, predictability of cash flows, business strategy, management, industry position and contingencies.

The credit ratings of AGL Resources may be subject to revision or withdrawal at any time by the assigning rating organization and each rating should be evaluated independently of any other rating. There can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances so warrant. For calendar 2002 no fundamental adverse shift occurred in AGL Resources' business or rating profile.

The following table presents, as of January 24, 2003, the credit ratings on AGL Resources' unsecured debt issues from the three major rating agencies. The ratings are all investment-grade status and the outlooks for all credit ratings are stable.

Type of facility	Moody's	S&P	Fitch
Commercial paper	P-2	A-2	F-2
Medium-term notes	A3	A-	A
Senior notes	Baa1	BBB+	BBB+
Trust preferred securities	Baa2	BBB	BBB

AGL Resources' debt instruments and other financial obligations include provisions that if not complied with, could require early payment, additional collateral support or similar actions. For AGL Resources, the most important default events include a maximum leverage ratio, minimum net worth, insolvency events and nonpayment of scheduled principal or interest payments, acceleration of other financial obligations and change of control provisions. AGL Resources does not have any trigger events in its debt instruments that are tied to changes in specified credit ratings or stock price and has not entered into any transaction that requires AGL Resources to issue equity based on credit rating or other trigger events. Currently, AGL Resources is in compliance with all existing debt provisions.

Sequent has certain trade and/or credit contracts that have adequate assurance provisions and/or credit rating trigger events in case of a credit rating downgrade. These rating triggers typically would give counterparties the right to suspend or terminate credit if AGL Resources' credit ratings were downgraded to non-investment grade status. Under such circumstances, AGL Resources would need to post collateral to continue transacting business with some of its counterparties. Posting collateral would have a negative effect on AGL Resources' liquidity. If such collateral were not posted, AGL Resources' ability to continue transacting business with these counterparties would be impaired. At December 31, 2002, such agreements between Sequent and its counterparties totaled $37.6 million. AGL Resources believes the existing cash and available liquidity under its Credit Facility is adequate to fund these potential liquidity requirements.

AGL Resources' cash from internal operations may change in the future due to a number of factors, some of which AGL Resources cannot control. These include regulatory changes; the prices for its products and services; the demand for such products and services; margin requirements resulting from significant increases or decreases in commodity prices; operational risks; and other factors. AGL Resources' ability to draw upon its available Credit Facility will be dependent upon its ability to comply with the default events mentioned above.

Capital Requirements

Environmental Matters. AGLC expects the MGP remediation program to be complete with respect to the significant cleanup by January 2005. The significant years for spending for this program are 2002, 2003 and 2004. The remaining liability for the ERC program as of December 31, 2002 is estimated to be $105.0 million.

Property, Plant and Equipment Expenditures. The increase in property, plant and equipment expenditures of $31.3 million for calendar 2002 as compared to fiscal 2001 is primarily attributable to AGL Networks' completion of the metro Atlanta fiber network and the purchase of the Phoenix fiber network. AGLC estimates its future capital expenditures related to the PRP to be $494.0 million. Capital expenditures under this program are expected to end June 30, 2008, unless the program is extended by the GPSC. The following table shows AGL Resources' estimated and actual capital requirements for the periods indicated.

In millions	Estimated Calendar 2003	Actual Calendar 2002
Construction of distribution facilities	$55.1	$61.8
Pipeline replacement	50.0	47.6
AGL Networks	22.8	28.6
Other	30.1	49.0
Total property, plant and equipment expenditures	158.0	187.0
ERC	41.3	36.9
Total capital requirements	$199.3	$223.9

Cash Obligations. The following table illustrates AGL Resources' expected future contractual cash obligations as of December 31, 2002.

		Payments Due by Period			
In millions	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Pipeline, storage capacity and gas supply (1)	$299.2	$94.1	$139.8	$53.6	$11.7
Pipeline replacement capital expenditure costs (1)	494.0	50.0	165.0	187.0	92.0
ERC (1)	105.0	41.3	52.0	6.0	5.7
Long-term debt	797.0	30.0	75.5	10.0	681.5
Short-term debt	388.6	388.6	-	-	-
Trust preferred securities (2)	227.2	-	-	-	227.2
Operating leases	171.6	29.1	55.6	41.0	45.9
Other contractual cash obligations	1.4	0.4	0.7	0.3	-

(1) Distribution operations expenditures are recoverable through rate rider mechanisms.

(2) Callable in 2006 and 2007.

AGL Resources has other commercial commitments that do not necessarily require the use of cash in the future. The table below illustrates the other expected commercial commitments that are outstanding as of December 31, 2002.

		Amounts of Commitment Expiration per Period			
In millions	Total Amounts Committed	Less than 1 year	2-3 years	4-5 years	After 5 years
Lines of credit	$515.0	$215.0	$300.0	$-	$-
Guarantees (1)	233.9	233.9			
Standby letters of credit, performance/ surety bonds	2.2	2.2	-	-	-
Total other commercial commitments	$751.1	$451.1	$300.0	$-	$-

(1) $226.9 million of these guarantees support credit exposures in Sequent's energy marketing and risk management business, and relate to amounts in the energy marketing trade payable and in the energy marketing and risk management liability in the consolidated balance sheets. In the event that Sequent defaults on any commitments under these guarantees these amounts would become payable by AGL Resources.

(2) AGL Resources provides a parent guaranty in favor of Southern Natural Gas Company and its affiliate South Georgia Natural Gas Company (together referred to as SONAT) on behalf of its affiliate, SouthStar. SONAT and SouthStar have entered into certain natural gas storage and supply pool service agreements involving the interstate transportation of natural gas, for which SONAT has extended credit to SouthStar. AGL Resources has guaranteed 50% of SouthStar's obligations to SONAT under those certain agreements up to a maximum of $7.0 million in the event of SouthStar's failure to make payment, and upon written notice from SONAT to AGL Resources. This is a general and continuing guaranty which may be revoked by AGL Resources upon no less than ten days written notice to SONAT.

Energy Investments. The Owners of SouthStar have entered into a capital contribution agreement that requires each Owner to contribute additional capital for SouthStar to pay invoices for goods and services received from any vendor that is affiliated with an owner whenever funds are not otherwise available to pay those vendor invoices. The capital contributions to pay affiliated vendor invoices are repaid as funds become available, but repayment is subordinated to SouthStar's revolving line of credit with financial institutions. There are no outstanding balances from prior capital contributions made pursuant to the capital contribution agreement, and there was no activity related to the capital contribution agreement during calendar 2002. In the event that one of the Owners of SouthStar was unable to contribute capital or was to lose investment-grade rating, the remaining owners would in all likelihood be required to provide adequate credit support to SouthStar's creditors.

The limited partnership agreement of US Propane requires that, in the event of liquidation, all Limited Partners would be required to restore their respective capital account deficiencies, including any unsatisfied obligations of the partnership. AGL Resources' maximum capital account restoration would be $13.6 million. Currently AGL Resources' capital account is positive. Management believes that the occurrence of US Propane's liquidation is not probable and, accordingly, no liability is recorded.

Regulatory and Legislative Overview

On April 29, 2002, AGLC and the GPSC entered into an agreement in connection with the earnings review initiated by the GPSC in August 2001. The GPSC's order, effective May 1, 2002, reduced AGLC's base rates by $10 million annually. The order allowed for a three-year PBR plan with an allowed return on equity of 11%. The PBR plan also establishes an earnings band of 10% to 12%, with three-quarters of any earnings above 12% shared with the Georgia customers and one-quarter retained by AGLC.

Under the order, AGLC has adopted new depreciation rates, which went into effect May 1, 2002. The order also stipulated that AGLC must implement a new customer information system at a rate of $2.9 million annually and invest additional resources of $1.0 million to reduce the hold times at AGLC's customer call center. The net impact of this order to AGLC is a reduction to cash flow from operations, net of income taxes, of approximately $6.5 million on an annual basis. The $10.0 million reduction to operating revenue will be largely offset by a reduction in depreciation expense.

Under the terms of the order and PBR plan, AGLC may not file for a general base rate increase unless its return on equity falls below 10%. However, AGLC must make minimum filing requirements and offer supporting testimony in general rate case format on May 1, 2005 at which time the GPSC will determine whether the current order will remain in effect, be modified or discontinued.

In accordance with the Natural Gas Consumers Relief Act the GPSC was required to establish service standards for AGLC and the Marketers by September 2002. As of September 1, 2002, the GPSC defined standards applicable to AGLC for posting data on the electronic bulletin board, meter reading, meter turn-ons and turn-offs, forecasting, call center response times, lost and unaccounted-for-gas, and acquiring and managing interstate capacity assets. The GPSC also defined standards applicable to the Marketers for call center service responsiveness, information requests, billing accuracy and timeliness, consumer inquiry and complaints responsiveness, meter reading accuracy and timeliness, transmittal of meter reading data, and responsiveness to GPSC orders, directives and requests. As of September 30, 2002, AGLC and the GPSC settled on a standard for lost and unaccounted-for-gas. The GPSC expects to have the remaining standards established by the end of February 2003.

On September 27, 2002, the VSCC approved a two-year experimental WNA program to reduce the effect of weather on customer bills. The WNA reduced customer bills when winter weather is colder than normal and surcharges customer bills when weather is warmer than normal. A factor based on usage by customers and weather conditions during each billing cycle used to determine the credit or surcharge. The WNA is intended to provide customers with less volatile bills and, VNG with a more stable operating margin. As part of the approval, VNG agreed not to file for a general rate increase for at least two years. The WNA went into effect for the billing cycle beginning in November 2002, and continues for six billing cycles of each year. In order for the experimental program to be extended beyond its initial term, VNG must file a cost of service study with the VSCC.

On July 9, 2002, SCANA Energy Marketing, Inc. (SCANA), a certificated natural gas Marketer in Georgia, filed a petition with the GPSC seeking a declaratory ruling that AGLC is without authority to delegate management of its regulated assets to its affiliate, Sequent, and to order AGLC to cease and desist from such delegation. The petition alleges that the delegation violates the GPSC's final order dated September 14, 2001 (Docket No. 14060-U) relating to AGLC's 2001-2004 Capacity Supply Plan, in which the GPSC rejected a bailment between AGLC and Sequent and that the delegation violates the newly enacted Georgia law, The Natural Gas Consumers Relief Act of 2002. AGLC filed a response with the GPSC on July 22, 2002 requesting that the GPSC deny SCANA's petition, stating that the petition was procedurally deficient and mischaracterized the GPSC's final order and that neither Georgia law nor the final order prohibits AGLC from entering into asset management agreements with third parties.

On July 18, 2002, the FERC issued an Order regarding Docket No. RP98-206-008 (FERC order) that, among other things, granted AGLC appropriate authorization in the form of a limited term certificate to meet its natural gas supply needs for the 2002-2003 winter heating season. The FERC order denied a petition filed with the FERC by several retail Marketers in Georgia, in which certain Marketers sought to clarify AGLC's allocation and release of its transportation and storage capacity on upstream interstate pipelines under a GPSC tariff. In the FERC order, the FERC required AGLC to explain why the capacity AGLC has provided to Marketers (under various rate schedules) in order to serve retail customers in Georgia is not under federal jurisdiction, (i.e., governed by the FERC) rather than state jurisdiction, (i.e., governed by the GPSC). The FERC also asked AGLC and various interstate pipelines to explain why the shared services should not be performed under the FERC's open access regulations. AGLC has responded to the FERC request and explained how a portion of its upstream services are utilized by AGLC to balance and enhance the reliability of its system in Georgia.

On December 23, 2002, the GPSC issued an order finalizing the results of a USF audit conducted by the GPSC staff. This audit was designed to examine the USF's operation from its inception through September 30, 2001. The order required that AGLC submit $4.7 million to the USF by January 23, 2003. Of the $4.7 million AGLC submitted to the USF, $0.8 million relates to timing differences and $3.9 million is for the use of capacity assets by AGLC. On February 24, 2003, the GPSC agreed with AGLC's report to provide an additional $2.2 million for transactions included in the audit period but which were not covered in the GPSC's resolution of the USF audit. The $2.2 million was submitted to the USF on January 27, 2003. AGL Resources had previously established reserves for these regulatory matters.

Beginning January 1, 2003, AGLC must maintain records that associate transactions involving capacity assets, other than capacity release transactions, to particular capacity assets and to credit 50% of the valuation of such transactions to the USF. The order also requires the documentation of bookkeeping procedures for both AGLC and the GPSC staff.

In November of 2001, based on a September 14, 2001 GPSC Order requiring, among other things, an adequate pool of bids, AGLC issued requests for proposal for a three year, 10-day peaking service contract. Six bids were received in response to the request. It was determined by AGLC in connection with a review of the proposals that three of the six bids were not responsive to the request for proposal. Of the remaining three bids, one was by Sequent and the other two were from unaffiliated bidders. When the two unaffiliated bidders rejected AGLC's request for a financial guarantee of performance, the three year, 10-day peaking service contract was awarded to Sequent. AGLC has informed the GPSC that it has recently learned that Sequent encouraged the two other conforming bidders to enter the bidding competition. Further, Sequent had understandings that it would release certain assets it had under contract to the other two conforming bidders, if either were awarded the contract. As a result, it now appears that the three conforming bids were effectively all bids that would have used assets to which Sequent had contractual rights. It appears that Sequent reached its understanding with the other two parties concerning the underlying assets because if Sequent was not awarded the contract by AGLC, Sequent did not want to be left with assets for which it had paid but for which it had no use.

AGLC advised the GPSC that had this information been known to AGLC at the time of the bidding, there may have been an issue whether an "adequate pool of bids" was involved, as required by the GPSC Order. Based on the GPSC Order, if it were concluded there was not an adequate pool of bids, a new bidding process could have been required. AGLC advised the GPSC that based on information available, the pricing contained in the peaking service contract was a competitive market price at the time of the contract, and as a result, marketers and rate payers have not been adversely affected. However, AGLC indicated to the GPSC that it would rebid the peaking service contract, which is in its second year, or would abide by the terms of the agreement as executed. The GPSC has advised AGLC that, given the increases in the price of peaking services since November 2001, initiating a new bidding process would not appear to be beneficial and Sequent should complete the third and final year of the peaking service contract. Management believes that any open issue with the GPSC regarding compliance with the GPSC Order is concluded based on the response of the GPSC.

Rate of return. The following table depicts the authorized rates of return for AGLC, VNG and CGC:

Calendar 2002

	Return on Rate Base Authorized	Return on Common Equity Authorized
AGLC	9.16%	10.0 – 12.0%
VNG	9.24%	10.9%
CGC	9.08%	11.0%

Fiscal 2001

	Return on Rate Base Authorized	Return on Common Equity Authorized
AGLC	9.11%	11.0%
VNG	9.24%	10.9%
CGC	9.08%	11.0%

Fiscal 2000

	Return on Rate Base Authorized	Return on Common Equity Authorized
AGLC	9.11%	11.0%
CGC	9.08%	11.0%

Competition

Distribution Operations

Distribution operations competes with alternative energy suppliers to distribute natural gas. Customers can switch to alternative fuels, including propane, fuel and waste oils, electricity and, in some cases, combustible wood byproducts. Distribution operations also competes to distribute gas to large commercial and industrial customers that seek to bypass the distribution system.

Pursuant to the GPSC's rate case order of June 30, 1998, AGLC has been able to price distribution services to large commercial and industrial customers in one of three ways:

* GPSC-approved rates in AGLC's tariff
* negotiated rates if an existing rate is not priced competitively with a customer's competitive alternative fuel
* special contracts approved by the GPSC

Additionally, interruptible customers have the option of purchasing delivery service directly from Marketers, who are authorized to use capacity on AGLC's distribution system that is allocated to the Marketers for firm residential and small commercial customers, whenever such capacity is not being used for firm customers.

Wholesale Services

Sequent, although regionally focused, competes with national and regional full-service energy providers, energy merchants, and producers and pipelines (some of which are larger and better capitalized, with national and global exposure) for sales based on its ability to aggregate competitively priced commodities from the firm transportation capacity of AGL Resources,.

Natural gas competes with other forms of energy including electricity, coal and fuel oils. The primary competitive factor is price. Changes in the availability or price of natural gas and other forms of energy; the level of business activity; conservation; legislation and regulations; the capability to convert to alternative fuels and other factors, including weather, affect demand for natural gas and the level of business of natural gas assets. In addition, increased availability of pricing information to industry participants will continue to exert downward pressure on profit margins in the industry.

Energy Investments

AGL Resources engages in several competitive, energy-related businesses, including gas supply services, wholesale and retail propane sales, and the sale of energy-related products and services for residential, commercial and industrial customers throughout the Southeast. The energy-related businesses are not regulated and typically face competition from other companies in the same or similar businesses.

SouthStar competes with other energy marketers, including Marketers in Georgia, to provide natural gas and related services to customers in Georgia and the southeast. As of December 31, 2002, SouthStar had the largest market share among ten operating Marketers in Georgia.

AGL Network's competitors in the metro Atlanta area include Metromedia Fiber Networks, Level 3 Communications, Southern Telecom, Looking Glass Networks and BellSouth Telecommunications. In the Phoenix area, AGL Network's competitors are Level 3 Communications, Metromedia Fiber Networks, Salt River Project, Quest, XO Communications and Electric Lightwave.

Accounting Developments

In June 2001, the FASB issued SFAS 143 which is effective for fiscal years beginning after June 15, 2002. SFAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. AGL Resources adopted SFAS 143 on January 1, 2003. The adoption of SFAS 143 did not have a material impact on AGL Resources' financial position or results of operations.

AGL Resources' regulated entities currently accrue costs of removal on many regulated, long-lived assets through depreciation expense, with a corresponding charge to accumulated depreciation, as allowed by its regulatory jurisdictions. However, because these removal costs meet the requirements of SFAS 71, these accumulated costs will be disclosed in 2003. As of December 31, 2002, AGL Resources has not yet quantified the accumulated removal costs.

In July 2001, the FASB issued SFAS 141 and SFAS 142. These pronouncements significantly change the accounting for business combinations, goodwill and intangible assets. SFAS 141 establishes that all business combinations will be accounted for using the purchase method; use of the pooling-of-interests method is no longer allowed. The statement further clarifies the criteria to recognize intangible assets separately from goodwill. The provisions of SFAS 141 are effective for all business combinations initiated after June 30, 2001 and for business combinations accounted for using the purchase method for which the acquisition date was before July 1, 2001. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and, generally, adopts a non-amortization and periodic impairment analysis approach to goodwill and indefinitely lived intangibles. AGL Resources adopted these statements on October 1, 2001.

As a result of the adoption of SFAS 142, AGL Resources discontinued amortization of goodwill effective October 1, 2001. During the transition period, AGL Resources completed the transitional impairment test required by SFAS 142 and did not record any impairments of goodwill. All goodwill is in distribution operations. Net income and earnings per share (basic and diluted) for fiscal 2001 have been adjusted below to exclude amortization related to goodwill and recognized in business combinations. Goodwill amortization in fiscal 2000 was not material.

In millions, except per share amounts	Net Income	Basic	Diluted
As reported	$88.9	$1.63	$1.62
Effect of goodwill amortization, net of tax	3.4	0.06	0.06
As adjusted	$92.3	$1.69	$1.68

In August 2001, the FASB issued SFAS 144, which superceded SFAS 121 and requires AGL Resources to review long-lived assets and certain intangibles for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on undiscounted cash flows. Any impairment losses are reported in the period in which the recognition criteria are first applied based on the fair value of the asset. The adoption of SFAS 144 on January 1, 2002 had no impact on AGL Resources' financial position or results of operation. In accordance with SFAS 144, AGL Resources has evaluated its long-lived assets for financial impairment. As of December 31, 2002, AGL Resources believes that no asset impairments exist.

In June 2002, the EITF reached a partial consensus on EITF 02-03 and EITF 00-17. The EITF concluded that, effective for periods ending after July 15, 2002, mark-to-market gains and losses on energy-trading contracts (including those to be physically settled) must be shown on a net basis in the income statement. Comparative financial statements for prior periods must be reclassified to reflect presentation on a net basis. AGL Resources adopted the net presentation provision of the June 2002 consensus of EITF 02-03 in the third quarter of calendar 2002. The implementation of the EITF consensus with respect to netting revenues and expenses on energy trading activities has been reflected in the accompanying statements of consolidated income and has reduced revenues and cost of sales for all periods presented. The reclassification did not impact AGL Resources' gross margin or net income.

In October 2002, the EITF, as part of its further deliberations on EITF 02-03, rescinded the consensus reached in EITF 98-10. As a result, all energy trading contracts that do not meet the definition of a derivative under SFAS 133 will be recorded at their historical cost and reported on an accrual basis resulting in the recognition of earnings or losses at the time of contract settlement or termination. New non-derivative energy trading contracts entered into after October 25, 2002 will be accounted for under the accrual accounting basis. Non-derivative energy trading contracts on the Consolidated Balance Sheet as of January 1, 2003 that existed at October 25, 2002 will be removed with a cumulative effect adjustment. Accordingly, transactions entered into on or before October 25, 2002 accounted for under EITF 98-10, continue to be accounted for under that guidance through December 31, 2002. AGL Resources is still in the process of finalizing the quantification of the cumulative effect adjustment but believes it to be in the range of $15.3 million. Therefore as of January 1, 2003, AGL Resources will record an estimated loss and corresponding reduction of the risk management asset and/or the increase of the risk management liability net of $15.3 million.

In connection with the decision to rescind EITF 98-10, the EITF also reached a consensus that, effective for periods beginning after December 15, 2002, all gains and losses on all derivative instruments held for trading purposes should be shown net in the income statement as Trading and Marketing Net Margin (Loss). Gains and losses on non-derivative energy trading contracts should similarly be presented on a gross or net basis in connection with the guidance in EITF 99-19. The EITF agreed to rescind its previous consensus on EITF 02-03 that required additional disclosures for energy trading contracts and activities and asked the FASB to reconsider the disclosures required by SFAS 133.

The following table reconciles AGL Resources' gross revenues and cost of sales after the effects of the adoption of EITF 02-03.

In millions	Calendar 2002	Transition Period	Fiscal 2001
Gross revenues	$2,638.7	$349.4	$1,108.7
Costs from energy marketing products netted per EITF 02-03	1,769.8	148.4	167.8
Reported net revenues	$868.9	$201.0	$940.9

In millions	Calendar 2002	Transition Period	Fiscal 2001
Gross cost of sales	$2,015.4	$191.3	$482.5
Costs from energy marketing products netted per EITF 02-03	1,747.2	142.2	155.2

Reported cost of sales	$268.2	$49.1	$327.3

In December 2002, the FASB issued SFAS 148. This pronouncement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Under the fair value based method, compensation cost for stock options is measured when options are issued. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation.

The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. As of December 31, 2002, AGL Resources has adopted SFAS 148 through continued application of the intrinsic value method of accounting under APB 25, and enhanced financial statement disclosures of the effect on net income and earnings per share of fair value provisions as if SFAS 123 had been applied.

In January 2003, the FASB released FASB Interpretation 45. For many of the guarantees or indemnification agreements AGL Resources issues, FASB Interpretation 45 requires AGL Resources to disclose in its financial statement footnotes the nature of the guarantee and the maximum potential amount of future payments that could be required of the guarantor. Footnote disclosures are required for guarantees or indemnification agreements AGL Resources issues beginning in year-end financial statements ending after December 15, 2002. FASB Interpretation 45 also includes liability recognition and measurement provisions which apply prospectively to guarantees issued or modified after December 31, 2002.

In January 2003, the FASB released FASB Interpretation 46, which separates unconsolidated entities, including special purpose entities, joint ventures and partnerships, into two categories:
- entities for which the consolidation decision should be based on voting interests and therefore are subject to ARB 51
- entities for which the consolidation should be based on variable interests and therefore are subject to FASB Interpretation 46

All companies whose unconsolidated entities are subject to FASB Interpretation 46 and are issuing financial statements on or after January 31, 2003 are required to disclose the nature, purpose, size and activities and the company's maximum exposure to loss as a result of its involvement with the variable interest entity. AGL Resources is evaluating the impact of FASB Interpretation 46 to its joint venture interests in SouthStar and US Propane.

Qualitative and Quantitative Disclosures about Market Risk

AGL Resources is exposed to risks associated with commodity prices, interest rates and credit. Commodity price risk is defined as the potential loss that AGL Resources may incur as a result of changes in the fair value of a particular instrument or commodity. Interest rate risk results from AGL Resources' portfolio of debt and equity instruments that it issues to provide financing and liquidity for its business. Credit risk results from the extension of credit throughout all aspects of AGL Resources' business, but is particularly concentrated in distribution operations at AGLC and in wholesale services.

The RMC is responsible for the overall establishment of risk management policies and the monitoring of compliance with and adherence to the terms within these policies, including the delegation of approval and authorization levels. The RMC consists of senior executives who monitor commodity price risk positions, corporate exposures, credit exposures and overall results of AGL Resources' risk management activities. The RMC is chaired by the chief risk officer, who is responsible for ensuring that appropriate reporting mechanisms exist for the RMC to perform its monitoring functions.

Commodity Price Risk

Wholesale Services. Sequent is exposed to certain commodity price risks inherent in the natural gas industry or inherent in transactions entered in the normal course of business. In executing risk management strategies to mitigate these risks, wholesale services routinely utilizes various types of financial and other instruments. These instruments include a variety of exchange-traded and over-the-counter energy contracts, such as forward contracts, futures contracts, option contracts and financial swap agreements.

The financial and other instruments require payments to or receipt of payments from counterparties based on the differential between a fixed and variable price for the commodity, options and other contractual arrangements. Sequent does not designate its financial instruments to manage risk exposure to energy prices as hedges under SFAS 133. Therefore, the fair values of these instruments are included in energy marketing and risk management assets and liabilities in the consolidated balance sheets under SFAS 133 and EITF 02-03. Under the mark-to-market method of accounting, financial instruments and contractual commitments are recorded at fair value in the accompanying consolidated balance sheets. The determination of fair value considers various factors, including closing exchange or over-the-counter market price quotations, time value and volatility factors underlying options and contractual commitments. The maturities of these financial instruments are less than two years and represent purchases (long) of 326.4 billion cubic feet and sales (short) of 313.1 billion cubic feet. For calendar 2002, the unrealized gain related to derivative instruments as a result of energy marketing and risk management activities was $4.1 million.

The fair values and average values of Sequent's energy marketing and risk management assets and liabilities as of December 31, 2002 are included in the following table. The average values are based on a monthly average for calendar 2002.

	Energy Marketing and Risk Management Assets		Energy Marketing and Risk Management Liabilities	
		Value at December 31,		Value at December 31,
In millions	Average Value	2002	Average Value	2002
Natural gas contracts	$18.6	$24.7	$12.6	$17.9

Sequent employs a systematic approach to the evaluation and management of the risks associated with its contracts related to wholesale marketing and risk management, including VaR. VaR is defined as the maximum expected loss that is not to be exceeded with a given degree of confidence and over a specified holding period. Sequent uses a 95% confidence interval to evaluate the VaR exposure. A 95% confidence interval means there is a 5% probability that the actual change in portfolio value will be greater than the VaR value. The holding period is the time over which the variability of the value of the portfolio is assessed. Sequent's VaR model is based on weighted historical price changes. Sequent's VaR may not be comparable to a similarly titled measure of another company.

Sequent's open exposure is managed in accordance with established policies that limit market risk and require daily reporting of potential financial exposure to the chief risk officer. Because asset optimization is one of Sequent's primary responsibilities, the open exposure is minimal and as a result Sequent has relatively low VaR limits. Sequent employs daily risk testing using both VaR and stress testing to capture open risk.

Based on a 95% confidence interval and employing a 1-day and a 20-day holding period for all positions, Sequent's portfolio of positions as of December 31, 2002 had a 1-day holding period VaR and 20-day holding period VaR of $0.1 million and $0.3 million, respectively.

Energy Investments. SouthStar manages a portion of its commodity price risks through hedging activities using derivative financial instruments and physical commodity contracts. Financial contracts in the form of futures, options and swaps are used to hedge the price volatility of natural gas. These derivative transactions qualify as cash flow hedges and SouthStar records the fair value of the open positions in its balance sheet with the unrealized gain or loss in other comprehensive income.

Interest Rate Risk

Interest rate fluctuations expose AGL Resources' variable-rate debt to changes in interest expense and cash flows. AGL Resources' policy is to manage interest expense using a combination of fixed and variable rate debt. To facilitate the achievement of desired fixed and variable rate debt percentages (of total debt), AGL Capital entered into two interest rate swaps where it agreed to exchange, at specified intervals, the difference between fixed and variable amounts calculated by reference to agreed-upon notional principal amounts. These swaps are designated to hedge the fair values of $75.0 million of the $150.0 million trust preferred securities.

		Market Value of Interest Rate Swap Derivatives			
In millions				Market Value	
Notional	Fixed Rate			December 31,	December 31,
Amount	Payment	Variable Rate Received	Maturity	2002	2001
$50.0	8.0%	3 Month Libor Plus 131.5 bps	May 15, 2041	$4.0	($1.6)
25.0	8.0%	3 Month Libor Plus 131.5 bps	May 15, 2041	2.1	(0.6)
$75.0				$6.1	($2.2)

AGL Resources' variable-rate debt consists of commercial paper and the swapped portion of the $150.0 million trust preferred securities, which totaled $388.6 million and $75.0 million, respectively, as of December 31, 2002. Based on outstanding borrowings at quarter-end, a 100 basis point change in market interest rates from 1.9% to 2.9% at December 31, 2002 would result in a change in annual pre tax expense or cash flows of $4.6 million. As of December 31, 2002, $30.0 million of long-term fixed debt obligations mature in the following 12 months. Any new debt obtained to refinance this obligation would be exposed to changes in interest rates.

Credit Risk

Distribution Operations. AGLC has a concentration of credit risk related to the provision of services to Georgia's Marketers. AGLC bills ten Marketers in Georgia for services. These Marketers, in turn, bill end-use customers. Credit risk exposure to Marketers varies with the time of the year. Exposure is lowest in the non-peak summer months and highest in the peak winter months. The provisions of AGLC's tariff allow AGLC to obtain security support in an amount equal to a minimum of two times a Marketer's highest month's estimated bill from AGLC. In addition, intrastate delivery service is billed by AGLC to the Marketers in advance rather than in arrears.

Security support is provided in the form of cash deposits, letters of credit/surety bonds from acceptable issuers and corporate guarantees from investment grade entities. The RMC reviews monthly the adequacy of security support coverage, credit rating profiles of security support providers and payment status of each Marketer. AGL Resources believes that adequate policies and procedures have been put in place to properly quantify, manage and report on AGLC's credit risk exposure to Marketers.

AGLC also faces potential credit risk in connection with assignments to Marketers of interstate pipeline transportation and storage capacity. Although AGLC has assigned this capacity to the Marketers, in the event that the Marketers fail to pay the interstate pipelines for the capacity, the interstate pipelines would in all likelihood seek repayment from AGLC. This risk is mitigated somewhat by the fact that some of the interstate pipelines require the Marketers to maintain security for their obligations to the interstate pipelines arising out of the assigned capacity.

Wholesale Services. Sequent has established credit policies to determine and monitor the credit-worthiness of counterparties, as well as the quality of pledged collateral and use of master netting agreements whenever possible to mitigate exposure to counterparty credit risk. Master netting agreements enable Sequent to net certain assets and liabilities by counterparty. Sequent also nets across product lines and against cash collateral
provided such provisions are established in the master netting and cash collateral agreements. Additionally, Sequent may require counterparties to pledge additional collateral when deemed necessary. Credit evaluations are conducted and appropriate approvals obtained for each counterparty's line of credit before any transaction with the counterparty is executed. In most cases, the counterparty must have a minimum long-term debt rating of Baa2 from Moody's or BBB from S&P. Transaction counterparties that do not have either of the above ratings require credit enhancements by way of guaranty, cash deposit or letter of credit. The following table shows Sequent's commodity receivable and payable as of December 31, 2002.

In millions	Gross receivable	Gross payable
Receivables with netting agreements in place:		
Counterparty is investment grade	$188.2	$139.8
Counterparty is non-investment grade	22.8	36.6
Counterparty has no external rating	25.1	28.4
Receivables without netting agreements in place:		
Counterparty is investment grade	3.7	37.4
Counterparty is non-investment grade	0.4	2.2
Counterparty has no external rating	-	6.3
Amount recorded on balance sheet	$240.2	$250.7

Energy Investments. AGL Resources' limited partnership agreement with US Propane requires that, in the event of liquidation, all limited partners would be required to restore capital account deficiencies, including any unsatisfied obligations of the partnership. AGL Resources' maximum capital account restoration obligation would be $13.6 million. Currently, AGL Resources' capital account is positive. AGL Resources believes that US Propane's liquidation is not probable and, accordingly, has not recorded any liability.